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JUN 06 2011

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RECEIVED
JUN 07 2011
OFFICE OF THE SECRETARY

Re Filing Pursuant to Section 33 of the Investment Company Act of 1940
Davis New York Venture Fund, Inc. ('33 File No. 2-29858, '40 File No. 811-1701)
*Donald Turner, on behalf of the Davis New York Venture Fund v. Davis Selected Advisers, L.P. and Davis Distributors, LLC*

Dear Sir or Madam:

Enclosed please find a copy of the final order filed in the United States District Court for the District of Arizona, Tucson Division.

If you have any questions, please contact me at 520/434-3771.

Sincerely,

Thomas Tays
Vice President and Secretary
Davis Funds

Enclosure:
Memorandum Order
*Donald Turner, on behalf of the Davis New York Venture Fund v. Davis Selected Advisers, L.P. and Davis Distributors, LLC*

71701

**IN THE UNITED STATES DISTRICT COURT**

**FOR THE DISTRICT OF ARIZONA**

DONALD TURNER,

Plaintiff,

vs.

DAVIS SELECT ADVISERS LP;
DAVIS DISTRIBUTORS LLC,

Defendants.

No. 08-CV-421-TUC-AWT

**MEMORANDUM ORDER**


RECEIVED
JUN 07 2011
OFFICE OF THE SECRETARY

This action challenges the propriety of fees paid to Defendants Davis Select Advisers LP ("DSA") and Davis Distributors LLC ("DD") under § 36(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80a-35(b). Defendants moved to dismiss Plaintiff's Amended Complaint ("AC") (Doc. 33) on June 23, 2009, under Fed. R. Civ. P. 8 and 12(b)(6) (Doc. 43). On January 28, 2010, the Court sought supplemental briefing addressing whether Plaintiff had standing to bring his claim (*see* Doc. 62). On March 30, 2010, before the Court was able to rule on the pending motion, the Supreme Court decided *Jones v. Harris Assocs., L.P.*, 130 S.Ct. 1418 (2010). In light of *Jones*' discussion of § 36(b)'s fiduciary duty, the Court sought further supplementary briefing on whether *Jones* resolved any issues in this case (*see* Doc. 72). That briefing is now complete and the original motion is ready for decision. For the following reasons, the motion is granted as to all counts.

1
2 **I. BACKGROUND AND PROCEDURAL HISTORY**

3 "A mutual fund is a pool of assets, consisting primarily of portfolio securities, and
4 belonging to the individual investors holding shares in the fund." *Burks v. Lasker*, 441
5 U.S. 471, 480 (1979). An entity called an "investment adviser" "selects the fund's
6 directors, manages the fund's investments, and provides other services." *Jones*, 130 S.Ct.
7 at 1422. This intimate adviser-fund relationship means that "the forces of arm's-length
8 bargaining do not work in the mutual fund industry in the same manner as they do in
9 other sectors of the American economy." *Burks*, 441 U.S. at 481 (quoting S. Rep. No.
10 91-184, at 5 (1969)) (internal quotations omitted). The potential conflicts of interest that
11 can arise in such a context are obvious to even the most casual observer. *See Galfand v.*
12 *Chestnutt Corp.*, 545 F.2d 807, 808 (2d Cir. 1976) ("The relationship between investment
13 advisers and mutual funds is fraught with potential conflicts of interest.").

14 To mitigate the effect of such conflicts of interest, Congress amended the ICA in
15 1970. The amended language includes § 36(b), which provides that

16 the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for
17 services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment
18 adviser or any affiliated person of such investment adviser.

19 15 U.S.C. § 80a-35(b). Section 36(b) also grants a private right of action to "a security
20 holder of such registered investment company" for breach of the fiduciary duty. *Id.* The
21 burden to show there was a breach of fiduciary duty lies squarely with the security-holder
22 plaintiff. *Id.*

23 Plaintiff owns Class A shares in the Davis New York Venture Fund (the "Fund").
24 AC ¶¶ 25, 29. The Fund is "an open-end management investment company" that is
25 incorporated under Maryland law and registered under the ICA. AC ¶¶ 26, 30. The Fund
26 contains several classes of shares, AC ¶ 33, but each share class represents an interest in
27 the same underlying portfolio of assets. AC ¶ 34.

28 Plaintiff, under § 36(b) of the ICA, alleges that Defendants breached their

fiduciary duty as advisers to the Fund. AC ¶ 1. The Fund's advisers provide it with a number of services, including "accounting and administrative services, . . . Investor Services . . . , provid[ing] investment advice for the Davis Funds, manag[ing] their business affairs, and provid[ing] day-to-day administrative services." AC ¶ 45. The Fund reimburses its advisers for these services. *Id.* Plaintiff contends that the fees paid to the advisers were excessive and disproportionate to the services performed and a breach of Defendants' fiduciary duty under § 36(b). AC ¶ 16.

This case involves two types of fees.[1] Investment Advisory Fees, or "management fees," "are paid to the investment adviser . . . for managing the portfolio of securities and for providing some of the back-office support operations required to support portfolio management." AC ¶ 68. The second type, 12b-1 fees, are marketing or distribution fees assessed on an annual basis. They are operational expenses "calculated as a percentage of assets under management." AC ¶ 70.

In light of these fees, Plaintiff raises four claims in his AC:

1. Defendants DSA and DD violated § 36(b) of the ICA by receiving disproportionately large 12b-1 fees in violation of their statutory duty. AC ¶¶ 386-400.

2. Defendant DSA violated its statutory fiduciary duty under § 36(b) and accepted excessively disproportionate advisory fees. *Id.* ¶¶ 401-09.

3. Defendant DSA violated § 48(a) of the ICA by causing DD to engage in wrongful conduct that violated DD's fiduciary duty under § 36(b). *Id.* ¶¶ 410-17.

4. Defendants DSA and DD violated § 47 of the ICA in writing their contracts with the Fund. *Id.* ¶¶ 418-22.

To remedy these alleged violations, Plaintiff seeks reimbursement to the Fund of the excessive fee amounts (more than $200 million), other unspecified damages, and

---

[1] Although Plaintiff mentions Transfer Agency Fees in his complaint, they are not the subject of any of the four counts and will not be considered. Further, Plaintiff admits that the "overwhelming majority of payments for transfer agent services" go to Boston Financial Data Services, Inc. AC ¶ 72. As that is a non-affiliated company, § 36(b)'s fiduciary duty requirement does not apply.

1 rescission of both (1) the advisory contracts between the Fund and DSA and (2) any Plans
2 of Distribution between the Fund and DD. *Id.* ¶¶ 400, 409, 417, 422.

3 **II. THE LEGAL STANDARD**

4 A pleading must contain a "short and plain statement of the claim showing that the
5 pleader is entitled to relief." Fed. R. Civ. P. 8(a)(2). While Rule 8 does not demand
6 detailed factual allegations, "it demands more than an unadorned, the-defendant-
7 unlawfully-harmed-me accusation." *Ashcroft v. Iqbal*, 129 S. Ct. 1937, 1949 (2009).
8 "Threadbare recitals of the elements of a cause of action, supported by mere conclusory
9 statements, do not suffice." *Id.* Rather, "a complaint must contain sufficient factual
10 matter, accepted as true, to 'state a claim to relief that is plausible on its face.'" *Id.*
11 (quoting *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 570 (2007)).

12 A claim is plausible "when the plaintiff pleads factual content that allows the court
13 to draw the reasonable inference that the defendant is liable for the misconduct alleged."
14 *Id.* "Determining whether a complaint states a plausible claim for relief [is] . . . a context-
15 specific task that requires the reviewing court to draw on its judicial experience and
16 common sense." *Id.* at 1950. Thus, although a plaintiff's specific factual allegations may
17 be consistent with a valid claim, a court must assess whether there are other "more likely
18 explanations" for a defendant's conduct. *Id.* at 1951.

19 A motion to dismiss under Rule 12(b)(6) tests the sufficiency of the complaint. *N.*
20 *Star Int'l v. Ariz. Corp. Comm'n*, 720 F.2d 578, 581 (9th Cir. 1983). Dismissal of the
21 complaint, or any claim within it, may be based on either a "'lack of a cognizable legal
22 theory' or 'the absence of sufficient facts alleged under a cognizable legal theory.'"
23 *Johnson v. Riverside Healthcare Sys., LP*, 534 F.3d 1116, 1121-22 (9th Cir. 2008)
24 (quoting *Balistreri v. Pacifica Police Dep't*, 901 F.2d 696, 699 (9th Cir. 1990)). In
25 determining whether a complaint states a claim under this standard, the facts and
26 inferences in the complaint must be construed in the light most favorable to the non-
27 moving party. *Loyd v. Paine Webber, Inc.*, 208 F.3d 755, 759 (9th Cir. 2000).

28 To state a claim under § 36(b), a plaintiff must allege excessive fees, not just fees

1 that are somehow "improper." *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d
2 923, 928 (2d Cir. 1982). Specifically, a plaintiff must claim that "the adviser-
3 manager . . . charge[d] a fee that is *so disproportionately large* that it bears no reasonable
4 relationship to the services rendered and could not have been the product of arm's-length
5 bargaining." *Id.* (emphasis added). This standard was confirmed and clarified by the
6 Supreme Court in *Jones*:

7 [W]e conclude that *Gartenberg* was correct in its basic formulation of what
8 § 36(b) requires: to face liability under § 36(b), an investment adviser must charge a fee that is so disproportionately large that it bears no reasonable
9 relationship to the services rendered and could not have been the product of arm's length bargaining.

10 130 S.Ct. at 1426. In making its determination, the *Jones* Court referred to fiduciary duty
11 language from a much earlier case: "*The essence of the test is whether or not under all*
12 *the circumstances the transaction carries the earmarks of an arm's length bargain.* If it
13 does not, equity will set it aside." *Id.* at 1427 (quoting *Pepper v. Litton*, 308 U.S. 295,
14 306-07 (1939)) (emphasis in original). The Court also noted how § 36(b) shifted the
15 burden of proof to the plaintiff "to show that the fee is outside the range that arm's-length
16 bargaining would produce." *Id.* Both the fiduciary duty test in *Pepper* and § 36(b)'s
17 burden-shifting language are "fully incorporate[d]" by the *Gartenberg* decision. *Id.*

18 To determine whether a fee is excessive, a court should consider whether the fee
19 is "within the range of what would have been negotiated at arm's-length in the light of all
20 the surrounding circumstances." *Gartenberg*, 694 F.2d at 928. *Gartenberg* outlined six
21 specific factors to consider: (1) the nature and quality of the services provided, (2) the
22 adviser's profit from the fund, (3) the extent to which the adviser realizes economies of
23 scale as the fund grows larger, (4) "'fall-out' financial benefits annually in the form of
24 commissions on non-Fund securities business," (5) comparison of fees paid by similar
25 funds, and (6) the board's determination of appropriate levels for adviser compensation.
26 *Id.* at 929-32. However, determining whether a fee is "disproportionately large" under
27 § 36(b) "requires consideration of all relevant factors," not just the *Gartenberg* factors.
28

*Jones*, 130 S.Ct. at 1428.[2]

The *Jones* Court also specifically discussed two of the *Gartenberg* factors: (1) the comparison of advisory fees charged to a captive mutual fund with those charged to an independent client, and (2) the board of directors' procedures used to determine adviser fee levels. Regarding the first factor, the Court held that there is no "categorical rule regarding the comparisons of the fees charged different types of clients." *Id.* Courts should, in evaluating such comparisons, determine how similar the clients are and how appropriate the comparison would be. "If the services rendered are sufficiently different that a comparison is not probative, then courts must reject such a comparison." *Id.* at 1429. Even when the fees are disproportionate and the adviser services are similar, however, "the [ICA] does not necessarily ensure fee parity between mutual funds and institutional clients." *Id.*

As to the second factor, the Court held that because it was Congress' intent to have mutual fund directors police their own industry, "if the disinterested directors considered the relevant factors, their decision to approve a particular fee agreement is entitled to considerable weight, even if a court might weigh the factors differently." *Id.* However, if a court finds that "the board's process was deficient or the adviser withheld important information, the court must take a more rigorous look at the outcome." *Id.* at 1430. That is to say, a court must look at all relevant factors touching on a board's decision and not hold any one particular factor to be dispositive. It also must not engage in "judicial second-guessing of informed board decisions." *Id.*

## III. DISCUSSION

### A. Standing

As a threshold matter, Defendants contend that Plaintiff does not have

---

[2] The SEC, for instance, suggested nine other factors that "provide helpful guidance to directors" in its final Rule 12b-1. Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11414, 21 SEC Docket 324 (Oct. 28, 1980).

1 constitutional or statutory standing to bring his § 36(b) claim because he only owns shares
2 in one class of shares within the Fund, whereas his excessive fee claim is made for all
3 share classes. Defendants allege that at most, Plaintiff can only challenge the fees charged
4 against the Class A shares that he owns.

5 To meet Article III's "irreducible constitutional minimum of standing," a plaintiff
6 must have a particularized and actual injury, the injury must be fairly traceable to the
7 wrong alleged, and court action must be able to redress the wrong. *Lujan v. Defenders of*
8 *Wildlife*, 504 U.S. 555, 560-61 (1992). These requirements are "an indispensable part of
9 the plaintiff's case," which "must be supported in the same way as any other matter on
10 which the plaintiff bears the burden of proof." *Id.* at 561. In the early stages of litigation,
11 however, "general factual allegations of injury resulting from the defendant's conduct
12 may suffice, for on a motion to dismiss we 'presum[e] that general allegations embrace
13 those specific facts that are necessary to support the claim.'" *Id.* (quoting *Lujan v. Nat'l*
14 *Wildlife Fed'n*, 497 U.S. 871, 889 (1990)).

15 Of the three standing requirements – injury, traceability, and redressability –
16 Defendants only challenge the injury prong. To satisfy this prong, "the party seeking
17 review [must] be himself among the injured." *Sierra Club v. Morton*, 405 U.S. 727, 734-
18 35 (1972). Here, "Defendants concede that Plaintiff appears to have Article III standing
19 to challenge the advisory fee and the .25% service fee assessed on the Class A shares
20 Plaintiff owns." Defendants dispute Plaintiff's ability to challenge the distribution
21 portion of 12b-1 fees charged against non-Class A shares.

22 To support their position, Defendants cite *In re Am. Mut. Funds Fee Litig.,* No.
23 CV-04-05593 GAF (RNBx), Statement of Intended Decision (C.D. Cal. Sept. 16, 2009).
24 While that "intended decision" may support Defendants' contention, that court's
25 subsequent Findings of Fact and Conclusions of Law do not. *See In re Am. Mut. Funds*
26 *Fee Litig.*, 2009 WL 5215755 (Dec. 28, 2009). There, the court concluded that "Plaintiffs
27 have standing to pursue a Section 36(b) claim with respect to Rule 12b-1 and
28 administrative service fees *charged to each class of shares* for each of the Funds at issue

1 in this litigation." *Id.* at *42 (emphasis added). The plain language of § 36(b) "does not
2 distinguish among owners of different classes of shares in a mutual fund, and does not
3 impose any requirement at the share class level." *Id.* As far as statutory standing under §
4 36(b) is concerned, "a plaintiff must own shares in the investment company which paid
5 the fees being challenged as excessive." *Id.*

6 Plaintiff owns Class A shares, which are only subject to the .25% 12b-1 service
7 fees. Throughout the mutual fund industry, 12b-1 fees for shareholder services – the
8 "service fees" – are capped at a .25% annual rate. Other 12b-1 fees, used for marketing
9 or distribution services, are capped at .75% annually. Thus, the total percentage of 12b-1
10 fees that a particular class could be assessed in one year is 1.0%. *See* Mutual Fund Fees
11 and Expenses, http://www.sec.gov/answers/mffees.htm (last visited Dec. 17, 2010). In
12 this case, the Fund distributes 12b-1 fees disproportionately among its different share
13 classes:

14
15
16
17
18

| | 12b-1 service fees | 12b-1 distribution fee | **Total 12b-1 fees** |
|---|---|---|---|
| Class A | .25% | 0% | **.25%** |
| Class B | .25% | .75% | **1.0%** |
| Class C | .25% | .75% | **1.0%** |
| Class R | .25% | .50% | **.75%** |

19 Plaintiff satisfies that statutory requirement because he owns shares within the Fund.
20 Although he owns only Class A shares, all the shares in the Fund participate in the same
21 underlying portfolio of assets. Thus, ownership in any one share class is sufficient to
22 confer statutory standing.

23 Such ownership is also enough to satisfy the injury requirement of Article III.
24 Because each share class participates in the same portfolio of assets, excessive fees
25 charged to one class will detract from the overall pool and affect the value of other share
26 classes. *See* Mutual Fund Classes, http://www.sec.gov/answers/mfclass.htm (last visited
27 Dec. 16, 2010). "The different share classes in a particular Fund invest in the same
28 portfolio of assets, receive the same types and levels of service, and are managed in the

same manner. The fact that different share classes are assessed different fees and/or fee levels is not sufficient to preclude Plaintiffs from proceeding on behalf of all shareholders of the funds at issue." *Am. Mut. Funds*, 2009 WL 5215755, at *42. As a result, Smith has standing to bring all his claims regarding excessive fees.

**B. The propriety and relation back of the AC**

"As a general rule, when a plaintiff files an amended complaint, '[t]he amended complaint supersedes the original, the latter being treated thereafter as non-existent.'" *Rhodes v. Robinson*, 621 F.3d 1002, 1005 (9th Cir. 2010) (quoting *Loux v. Rhay*, 375 F.2d 55, 57 (9th Cir. 1967)). This principle, however, only applies to the content of the pleading and not the date for the commencement of the action. *See* Fed. R. Civ. P. 3.

Smith filed his Complaint on July 28, 2008 (Doc. 1). Since that time, the Federal Rules have been amended.[3] Under Rule 15(a)(1)(A), in effect when the complaint was filed, "[a] party may amend its pleading once as a matter of course before being served with a responsive pleading." Defendants answered neither complaint, but have moved to dismiss each complaint (Docs. 17 & 43). Because those motions were not "pleadings" under Fed. R. Civ. P. 7(a), Plaintiff was entitled to amend his complaint without leave of court. Defendants have not pointed to any specific "transactions or occurrences" that took place after the filing of the original complaint that would transform the AC into a "supplemental pleading" – and require leave of Court – under Rule 15(d).[4] The AC is valid under the Rules. The question now is whether it relates back to the original complaint and, if so, whether that has any effect on § 36(b)'s damages period.

---

[3] The amended rules that took effect on December 1, 2009, may be applied, "insofar as just and practicable, [to] all proceedings then pending." Order, 2009 U.S. Order 17 (Mar. 26, 2009). Given the significant change in Rule 15, which would render Plaintiff's AC untimely, the Court does not apply the amended rule.

[4] Supplemental pleadings – and leave of court – are only required when the amended complaint adds claims based on facts that arose after the original complaint was filed. *See U.S. ex rel. Atkins v. Reiten*, 313 F.2d 673, 674 (9th Cir. 1963). Contrary to Defendants' position, the amended complaint does not include such new facts.

1 An AC "relates back to the date of the original pleading when . . . the amendment
2 asserts a claim or defense that arose out of the conduct, transaction, or occurrence set out
3 – or attempted to be set out – in the original pleading." Fed. R. Civ. P. 15(c)(1)(B). The
4 relation-back doctrine is to be liberally applied, especially when there is no prejudice to
5 the opposing party. *Clipper Exxpress v. Rocky Mountain Motor Tariff Bureau, Inc.*, 690
6 F.2d 1240, 1259 n. 29 (9th Cir. 1982); *Rural Fire Prot. Co. v. Hepp*, 366 F.2d 355, 362
7 (9th Cir. 1966). In determining whether a complaint relates back, a court looks at
8 "whether the original and amended pleadings share a common core of operative facts so
9 that the adverse party has fair notice of the transaction, occurrence, or conduct called into
10 question." *Martell v. Trilogy, Ltd.*, 872 F.2d 322, 325 (9th Cir. 1989).

11 Defendants cite *Brever v. Federated Equity Mgmt. Co. of Pa.*, 233 F.R.D. 429
12 (W.D. Pa. 2005), to support their position. In *Brever*, the original plaintiff forfeited his
13 standing by selling his shares in the fund. Other plaintiffs then joined the suit and
14 attempted to amend the original plaintiff's complaint. Because the claims brought by the
15 newly added plaintiffs were based on their own individual agreements, and not the
16 original plaintiff's contract, the court concluded that the substitution of plaintiffs was
17 closer to a new lawsuit than an amendment. *See id.* at 435. The court allowed the
18 substitution of plaintiffs, but not the relation back of the complaint. *Id.* at 435-36.

19 In this case, the AC includes two claims not present in the original complaint. The
20 new claim for advisory fees certainly relates back to the original complaint because it
21 refers to the facts present at the time of the complaint. Indeed, advisory fees are
22 discussed at various points in the original complaint. *See, e.g.*, Doc. 1 ¶¶ 85 n. 4, 98, 102,
23 136-150, 166, 173. The claim for a violation of § 47 also relates back to the original
24 complaint because it arises from facts that Smith set out or attempted to set out in his
25 original pleading. The § 47 claim seeks rescission of the very contracts that gave rise to
26 the allegedly excessive fees. That claim, therefore, must involve those facts raised in the
27 original complaint. Because both of the new claims relate back to the original complaint,
28 the date of the commencement of the action is July 28, 2008.

**C. Section 36(b)(3)'s damages period**

Although the AC relates back to the date of filing of the original complaint, that does not affect the statutory damages period of § 36(b)(3).[5] When the "plain language of the statute unambiguously indicate[s]" a particular result, the court's inquiry ends. *Zuni Pub. Sch. Dist. No. 99 v. Dep't of Educ.*, 550 U.S. 81, 93 (2007); *Cassirer v. Kingdom of Spain*, 616 F.3d 1019, 1028 (9th Cir. 2010) (en banc) ("In the normal event our task is over when a statute is clear on its face."). Here, the plain language of the statute refers only to past damages, not prospective damages: "No award of damages shall be recoverable for any period prior to one year before the action was instituted." 15 U.S.C. § 80a-35(b)(3). Both parties agree that there can be no damages from before July 28, 2007. Plaintiff's Response (Doc. 52), at 27; Defendants' Reply (Doc. 56), at 6. Plaintiff argues, however, that the damages period should extend from one year before the original filing date –I. e., July 28, 2007 – to the present, while Defendants, through a tortuous reading of the statutory language, arrive at a three-month damages window. Defendants assert that damages should be available from one year before the filing of the AC to the filing of the original complaint, or April 23, 2008 to July 28, 2008. Motion to Dismiss (Doc. 43), at 7-9.

Defendants attempt to support their position with *In re Franklin Mut. Funds Fee Litig.*, 478 F.Supp.2d 677 (D.N.J. 2007). That case held that the § 36(b)(3) damages period was confined to the year leading up to the commencement of the action. The court reasoned that "the intent and purpose of the statute clearly limits recovery to one year." *Id.* at 685. Because the ICA allows shareholders to challenge a fund's fee agreements and such fee agreements are generally renewed on an annual basis, the court reasoned that the damages period should apply only to the 12-month period before commencement of a

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[5] Under the Rules Enabling Act, procedural rules cannot "abridge, enlarge or modify any substantive right" given by statute. 28 U.S.C. § 2072. Resolving the relation-back doctrine and the statutory damages period involves two separate and distinct inquiries.

1 suit. Once a fee agreement is changed, a plaintiff would have to bring a new action. *See*
2 *id.* at 685-86.
3 The reasoning of *In re Franklin*, however, overlooks the unambiguous language of
4 the statute. A court need not search for an intention beyond what Congress has included
5 in the statutory language itself. *Saipan Stevedore Co. Inc. v. Dir., OWCP*, 133 F.3d 717,
6 722 (9th Cir. 1998) ("If the intent of Congress is clear from the face of the statutory
7 language, [a court] must give effect to the unambiguously expressed Congressional
8 intent."). While it is true that "a court must look beyond [a statute's] plain language
9 where a literal interpretation . . . would thwart the purpose of the overall statutory
10 scheme, would lead to an absurd result, or would otherwise produce a result
11 'demonstrably at odds with the intentions of the drafters,'" such is not the case here.
12 *Royal Foods Co., Inc. v. RJR Holdings, Inc.*, 252 F.3d 1102, 1108 (9th Cir. 2001)
13 (internal citations omitted). Section 36(b)(3) only limits past damages. It is silent as to
14 future damages.
15 A more compelling analysis of this statute and the damages period is contained in
16 *Dumond v. Mass. Fin. Servs. Co.*, 2007 WL 602589 (D. Mass. 2007). In *Dumond*, the
17 court presented an extended discussion of § 36(b)(3) and cases confining the damages
18 period to one year. As the court noted, limiting damages to a one-year period requires
19 "some creative rearranging of the words." *Id.* at * 1. The court also noted that such a
20 restrictive reading is not required by the language itself or Congress's apparent intention.
21 *Id.* at *2. Here, as in *Dumond*,"there is no reason to stray into speculation about whether
22 that limitation dovetails optimally with other statutory provisions or satisfactorily fulfills
23 a discerned congressional purpose." *Id.* As a result, the damages period in this case runs
24 from July 28, 2007, to July 28, 2008.
25 **D. 12b-1 and advisory fee claims**
26 Defendants' contention that Rule 12b-1 fees cannot be addressed by § 36(b) is
27 without merit. Defendants contend that 12b-1 fees are exempted as "sales loads" under §
28 36(b)(4). To support that position, Defendants cite *Yameen v. Eaton Vance Distrib., Inc.*,

1 394 F.Supp.2d 350, 353-55 (D. Mass. 2005). That decision, however, is directly contrary
2 to Defendants' position. *Yameen* states that "[t]he adoption of a fee plan under Rule 12b-
3 1 gives rise to the fiduciary duties imposed by Section 36(b)." *Id.* at 354. The opinion
4 then cites a number of cases that look at 12b-1 fees in the context of § 36(b). *See id.*
5 Contrary to Defendants' position, the court notes that although "[i]t is undisputed that the
6 Fund's distribution and service fees are within the limits set by NASD Rule 2830 . . . this
7 does not necessarily mean that the fees are *per se* reasonable." *Id.* at 355. The
8 reasonableness of a fee must be evaluated by all the relevant factors. *See id.*
9 The 12b-1 fees may be considered as part of Plaintiff's § 36(b) claim, but Plaintiff
10 still has the burden to prove that the 12b-1 and advisory fees were excessive in proportion
11 to the services rendered. *See Jones*, 130 S.Ct. at 1427.
12 While Plaintiff is correct that "[t]he Amended Complaint Sufficiently Articulates
13 the *Gartenberg* Factors," Plaintiff's allegations largely consist of general conclusions, not
14 facts, and Plaintiff does not explain how any of the facts alleged show that a particular fee
15 was "so disproportionately large that it bears no reasonable relationship to the services
16 rendered and could not have been the product of arm's-length bargaining." *Gartenberg*,
17 694 F.2d at 928.
18 **1. Nature and quality of the services**
19 In considering the nature and quality of the services provided by the advisers,
20 Plaintiff first makes a general allegation that the Fund charged the maximum amount
21 allowed by law. AC ¶ 106. This fact does not mean the fee is per se excessive and
22 cannot be the basis for a § 36(b) claim. In his specific allegations, Plaintiff attempts to
23 show disproportionality between the fee and the services by alleging that the Fund paid
24 for broker-dealers to maintain a mutual fund "supermarket" on their websites. AC ¶ 108.
25 Plaintiff's argument is that the brokerage firms maintaining these supermarket websites
26 have an independent financial incentive to include large and well-known funds such as
27 the Debt Services Funds on their websites. Thus, receiving money from the Fund does
28 not incentivize the brokerage houses to include the Fund's information on their websites

because the brokerage houses would include the information anyway. Whatever the relative incentives may be, however, Plaintiff challenges the *use* of the fee – he thinks that the service was unnecessary – and does not allege that the fee level exceeded what was reasonable for the service provided.

Plaintiff also states that the 12b-1 fees were nearly as large as the advisory fees charged by Defendants. But the ratio between 12b-1 and advisory fees is irrelevant to a § 36(b) claim and is not, per se, evidence of any disproportionality between the individual fee levels and services provided with those fees.

**2. Profitability of the mutual fund to the adviser**

Another argument Plaintiff raises is that the Fund was "excessively profitable" to the advisers. AC ¶¶ 128 *et seq*. However, Plaintiff states again how large the fees are in pure dollar amounts, even though large fees do not necessarily equal excessive fees. *See* AC ¶ 136. The statistics Plaintiff marshals in support of his argument show that the Fund's expenses grew in relation to the Fund's net assets and the ratio between fees and net assets remained constant. If there was any change, the 12b-1 fee-to-net-asset ratio slightly decreased over the past five years. Advisers are entitled to make a profit and fees are not "excessive" because they do so.[6]

In making this allegation, Plaintiff refers to "total" 12b-1 and advisory fees. The attempt to aggregate 12b-1 and advisory fees to further a § 36(b) claim has been rejected in the case law and is rejected here. *See Meyer v. Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990).

**3. Comparison to other funds**

Plaintiff argues that the Fund's fees were excessive when compared to other funds, but he refers to other funds that are not comparable to this Fund. Smith states that the Fund underperformed the S & P Index in recent years, acting like an index fund. As a

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[6] S. Rep. No. 91-184, at 5 (1970) ("[T]he investment adviser is entitled to make a profit. Nothing in the bill is intended to imply otherwise.").

1 result, Smith cites the fee levels of various index funds, which do not compare to actively
2 managed funds even when managed funds perform poorly or mirror the performance of
3 index funds. Alleging under-performance in a down economy is particularly unavailing.
4 *Migdal v. Rowe Price-Fleming Int'l Inc.*, 248 F.3d 321, 327 (4th Cir. 2001)
5 ("[A]llegations of underperformance alone are insufficient to prove that an investment
6 adviser's fees are excessive."). Of the non-index funds the Plaintiff mentions, two are
7 Vanguard funds, which are known in the industry for having low fees. As explained in
8 *Jones*, "[i]f the services rendered [by separate funds] are sufficiently different that a
9 comparison is not probative, then courts must reject such a comparison." 130 S.Ct. at
10 1429. Plaintiff's comparisons to other funds have little probative value and they cannot
11 be the foundation for a claim under § 36(b).

12 **4. Fall-out benefits**

13 In alleging that Defendants received excessive fall-out benefits, Plaintiff argues
14 that "the investment advisory fees and transfer agent fees can constitute fall-out benefits"
15 and that the "yearly increases in advisory fees each is excessive and disproportionate
16 because each is based upon the unlawful use of the excessive 12b-1 fee to increase Fund
17 assets so as to increase the advisory fee." AC ¶¶ 199, 203. Here, Plaintiff attempts to
18 indirectly aggregate the fees in order to state a claim. However, because Plaintiff does
19 not adequately allege that either the 12b-1 or the advisory fee was excessive individually,
20 the fall-out benefit argument fails.

21 Plaintiff claims that shareholders are charged twice for services that are provided
22 once, resulting in a fall-out benefit for Debt Services. However, Plaintiff's argument fails
23 because he alleges that when a shareholder owns shares in the Fund *and other mutual*
24 *funds* within the Debt Services Family of Funds, that shareholder is charged twice for
25 research, accounting, advertising, and other services. AC ¶¶ 216-219. Plaintiff is
26 bringing this suit as a security owner of only *one* Fund. To have standing to bring claims
27
28

related to other funds in the family, he would have to own shares in those funds.[7] Because he does not, this argument is moot.

**5. Economies of scale**

After making general statements about increased efficiency brought about by new technology, Plaintiff alleges that economies of scale were not only realized by Defendants, but that they were not passed down to shareholders. Plaintiff's claim fails for two reasons.

First, Plaintiff points to no facts that show a particular fee was excessive. *See Amron v. Morgan Stanley Inv. Advisors Inc.*, 464 F.3d 338, 345 (2d Cir. 2006). Plaintiff does not state what services were provided, and does not state the cost of the services to show that a fee was disproportionate to the service provided. Mere allegations that the fund was "large" and that there were economies of scale to be realized are insufficient.

Second, breakpoints in mutual fund structures – by which a fee decreases when net assets increase – are a satisfactory means to give shareholders the benefits of economies of scale. *See Kalish v. Franklin Advisers, Inc.*, 742 F.Supp. 1222, 1239 (S.D.N.Y. 1990). This Fund has breakpoints that are more beneficial to shareholders than other comparable funds. Plaintiff does not provide any facts to show that these breakpoints are inadequate means of giving the shareholders benefits of economies of scale. As a result, Plaintiff's claim fails for this reason as well.

**6. Independent decisions of the directors**

In *Jones*, the Supreme Court stated that in evaluating a § 36(b) claim, a court must look to the procedures taken by a board of directors as well as the substance of its decision. "[I]f the disinterested directors considered the relevant factors, their decision to

[7] Where a shareholder owns one class of shares in a multi-class fund, the shareholder has standing because each class participates in the same underlying portfolio of assets. However, when the question involves separately registered funds with separate assets – although they may be under the umbrella of one company – a different standing analysis applies.

approve a particular fee agreement is entitled to considerable weight, even if a court might weigh the factors differently." *Jones*, 130 S.Ct. at 1429.

Here, Plaintiff argues that the directors are "interested" directors based on where and from whom the directors obtain their information, as well as the frequency with which and amount of time the directors meet throughout the year. These generalities do not satisfy Plaintiff's burden. As the Fourth Circuit has stated,

> The fact that directors of the funds might be busy does not suggest that they were in any way "interested" as defined by the ICA. *See* 15 U.S.C. § 80a-2(a)(19). Likewise, plaintiffs' assertions that the directors were dependent on the investment advisers for information sheds no light on the question of whether the directors are disinterested. One would expect any conscientious director to request information from management and staff on the day-to-day operations for which they are responsible. The ICA itself approves this very practice. "It shall be the duty of the directors of a registered investment company to request and evaluate, and the duty of an investment adviser to such company to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such company." 15 U.S.C. § 80a-15(c).
>
> There is a presumption under the ICA that natural persons are disinterested, *see* 15 U.S.C. § 80a-2(a)(9), which plaintiffs' evidence simply fails to counteract. Plaintiffs have thus failed to state a claim that the funds' disinterested directors are in fact interested.

*Migdal,* 248 F.3d at 328. The same is true here.

As the preceding discussion of the *Gartenberg* factors reveals, Plaintiff fails to state a claim under § 36(b). Claims I and II, relating to excessive fees, must be dismissed.

**E. Claims under §§ 47(b) and 48(a)**

Plaintiff alleges that Defendants violated § 47(b) and § 48(a) of the ICA, which discuss the entering of unlawful contracts and "control person" liability, respectively. Defendants assert that the claims under these sections must be dismissed for various reasons. They allege that § 47 claims must be brought by the Fund itself, not individual investors. They also state that § 48 claims are derivative and require a valid claim under some other section of the ICA to survive.

**1. Section 47(b) claim**

Section 47(b) reads as follows:

A contract that is made, or whose performance involves, a violation of this

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

> subchapter, or of any rule, regulation, or order thereunder, is unenforceable by either party (or by a nonparty to the contract who acquired a right under the contract with knowledge of the facts by reason of which the making or performance violated or would violate any provision of this subchapter or of any rule, regulation, or order thereunder) unless a court finds that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of this subchapter.

15 U.S.C. § 80a-46(b)(1). Courts have recognized that § 47(b) is remedial only, and does not contain "a distinct cause of action or basis for liability." *Smith v. Franklin/Templeton Distribs., Inc.*, 2010 WL 2348644, at *7 (N.D. Cal. June 8, 2010). Further, a claim for rescission of a contract must be brought by a party to the contract. 15 U.S.C. § 80a-46(b)(1); *see Lessler v. Little*, 857 F.2d 866, 874 (1st Cir. 1988). The *Lessler* court rejected a § 47(b) claim because the plaintiff was "not a party to the Narragansett-Monarch contract, nor [did] his complaint assert a derivative action on behalf of Narragansett, which is a party." *Id.* Rather, the plaintiff "proceed[ed] solely on his own behalf as a shareholder and on behalf of others similarly situated." *Id.*

Here, although Plaintiff includes much of the information required for a derivative action,[8] he expressly states that this is not a derivative action under Rule 23.1. Plaintiff states in his introductory language that he is bringing the action "on behalf of the Fund," AC at 2, and that "[t]his is an action by a security holder of the Fund." AC ¶ 1. This language is consistent with § 36(b), which allows an action "by a security holder of such registered investment company on behalf of such company." 15 U.S.C. § 80a-35(b). Moreover, Plaintiff states that because "[t]hese claims are brought exclusively under Section 36(b) . . . plaintiff need not comply with the prerequisites of shareholder litigation

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[8] Rule 23.1(b) requires that "[t]he complaint must be verified." Plaintiff includes information consistent with an attempt to verify his complaint in his introductory comments, AC at 2. The items Plaintiff included have been held to be sufficient to verify a complaint under Rule 23.1. *See, e.g., Surowitz v. Hilton Hotels Corp.*, 383 U.S. 363 (1966) (shareholder's reliance on comments of an investment adviser sufficient to verify); *Lewis v. Curtis*, 671 F.2d 779, 788 (3d Cir. 1982) (*Wall Street Journal* article was sufficient verification). Because Plaintiff expressly alleges that this is only a § 36(b) claim, AC ¶ 2, the verification language appears to be irrelevant.

set forth in Federal Rules of Civil Procedure 23.1 and 23." AC ¶ 2.

"A derivative action is an extraordinary process" that allows a shareholder to stand in the place of a corporation to assert the corporation's rights. *Quinn v. Anvil Corp.*, 620 F.3d 1005, 1012 (9th Cir. 2010). Plaintiff is not standing in the shoes of the Fund. Nor was Plaintiff a party to the original contract. Thus, Plaintiff's § 47(b) claim must be dismissed.

**2. Section 48(a) claim**

Section 48(a) of the ICA contemplates an indirect claim requiring a predicate violation of another ICA section. That section states:

> [i]t shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this subchapter or any rule, regulation, or order thereunder.

15 U.S.C. § 80a-47(a). Courts have also recognized that there is no independent cause of action under § 48(a). *See Korland v. Cap. Res. & Mgmt. Co.*, 2009 WL 936612, at *4 (Feb. 10, 2009) (citing cases).

Because Plaintiff's § 36(b) claims are dismissed, his § 48(a) claim must be dismissed as well.

Accordingly, **IT IS ORDERED**:

1. Defendants' Motion to Dismiss (Doc. 43) is **granted** as to all counts. Because Plaintiff has not indicated how he could amend his Amended Complaint to state a claim, leave to further amend is denied, and this dismissal is with prejudice.

2. The Clerk is directed to enter judgment accordingly and to close the case.

3. Defendants shall recover their costs of suit.

DATED this 31st day of May, 2011.



A. Wallace Tashima
United States Circuit Judge
Sitting by Designation